Exhibit 99.2

RECENT DEVELOPMENTS

“TOTAL” or the “Group” as used in this exhibit refer to TOTAL SE collectively with its direct and indirect consolidated subsidiaries located in or outside of France.

Total Gabon divests its portfolio of mature non-operated assets

On July 30, 2020, TOTAL announced that its 58% owned affiliate Total Gabon signed an agreement with Perenco to divest its interests in seven mature non-operated offshore fields, along with its interests and operatorship in the Cap Lopez oil terminal. The transaction remains subject to approval by the Gabonese authorities.

The price to be paid by Perenco is expected to be between $290 million and $350 million, depending on future Brent prices. The production divested by Total Gabon amounted to approximately 8,000 SEC barrels of oil per day in 2019.

List of assets included in the transaction
Area	Field	Total Gabon’s Interests	Total Gabon’s interest after the transaction	Operator
Grondin	Grondin	65.275%	0%	Perenco Oil & Gas Gabon
	Gonelle	65.275%	0%
	Barbier	65.275%	0%
	Mandaros	65.275%	0%
Torpille	Girelle	65.275%	0%
	Pageau	65.275%	0%
	Hylia	37.5%	0%
Cap Lopez oil terminal		100%	0%	Total Gabon

TOTAL announces third significant discovery in Block 58 offshore Suriname

On July 30, 2020, TOTAL announced that it and Apache Corporation have made a significant third discovery with the Kwaskwasi-1 well, in Block 58 off the coast of Suriname. This follows previous discoveries at Maka Central in January and Sapakara West in April 2020.

The Kwaskwasi-1 exploration well was drilled by Apache, as operator with 50% working interest, with TOTAL as the joint venture partner with 50% working interest. The next and fourth exploration well is expected to be drilled should be back-to-back on the Keskesi prospect. TOTAL is expected to take over as operator of the Block after the drilling of the fourth well.

In early 2021, an appraisal campaign is expected to be carried out to better characterize the 2020 discoveries, along with an additional exploration campaign.

TOTAL maintains the second 2020 interim dividend at €0.66/share

The Board of Directors met on July 29, 2020, and declared the distribution of the second 2020 interim dividend at €0.66/share, stable compared to the first 2020 interim dividend. This interim dividend will be paid in cash exclusively, according to the following timetable:

	Shareholders	ADS holders
Ex-dividend date	January 4, 2021	December 30, 2020
Payment date	January 11, 2021	January 25, 2021

Short term price revision and Climate Ambition: TOTAL announces exceptional $8 billion asset impairments including $7 billion in Canadian oil sands

For the calculation of impairment tests of its assets, TOTAL set in 2019 a price scenario with a 2050 Brent price of 50$/b, in line with the “well below 2 °C” scenario of the International Energy Agency (IEA) This scenario is described in the 2019 Annual Report on Form 20-F (note 3 of Chapter 8 of Exhibit 15.1).

Given the drop in the oil price in 2020, TOTAL decided to revise the price assumptions over the next years and selected the following profile for the Brent price: 35$/b in 2020, 40$/b in 2021, 50$/b in 2022 and 60$/b in 2023; gas prices have been adjusted accordingly.

For the longer term, TOTAL maintains its analysis that the weakness of investments in the hydrocarbon sector since 2015 accentuated by the health and economic crisis of 2020 by is expected to result by 2025 in insufficient worldwide production capacities and a rebound in prices. Beyond 2030, given technological developments, particularly in the transportation sector, TOTAL anticipates oil demand will have reached its peak and Brent prices should tend toward the long-term price of 50$/b, in line with the IEA SDS scenario.

The average Brent price over the period 2020-2050 thus stands at 56.8$2020/b.

As a result of this short-term price revision, TOTAL recognized in the second quarter 2020 an exceptional asset impairment charge of $2.6 billion, mainly on Canadian oil sands assets for $1.5 billion and LNG assets in Australia for $0.8 billion, both being giant projects with high construction costs. These limited impacts (less than 2% of TOTAL’s overall assets) reflect the strength of the Group’s balance sheet.

In addition, in line with its new Climate Ambition announced on May 5, 2020, which aims at carbon neutrality, TOTAL has reviewed its oil assets that can be qualified as “stranded”, meaning with reserves beyond 20 years and high production costs, whose overall reserves may therefore not be produced by 2050. The only projects identified in this category are the Canadian oil sands projects Fort Hills and Surmont.

For impairment calculations, TOTAL’s Board of Directors has decided to take into account only proven reserves on these 2 assets – unlike the general practice which considers both proven and probable reserves. This leads to an additional exceptional asset impairment of $5.5 billion. Consequently, TOTAL will take into account for its proven and probable reserves in Canada only the proved reserves. The proved and probable reserves life of the Group is thus reduced from 19.0 to 18.5 years. In addition, TOTAL will not approve any new project of capacity increase on these Canadian oil sands assets. Finally, still consistent with the Climate Ambition announced on May 5, 2020, TOTAL decided to withdraw from the Canadian Association of Petroleum Producers considering the misalignment between their public positions and those of the Group.

Overall, the exceptional asset impairments that will therefore be taken into account in the second quarter of 2020 amount to $8.1 billion, including $7 billion on Canadian oil sands assets alone, impacting the gearing ratio of the Group by 1.3%.

Egypt: TOTAL announces gas discovery in shallow waters

On July 28, 2020, TOTAL announced that TOTAL, bp and Eni (as the Operator) have made a gas discovery with the Bashrush well on the North El Hammad license, located eleven kilometers off the Egyptian coast.

The well encountered gas in high quality sandstones of the Abu Madi formation. A production test was conducted with flow rates of up to 32 million standard cubic feet of gas per day (MMscf/d), limited by testing facilities. It is estimated that future deliverability per well could be up to 100 MMscf/d, along with up to 800 barrels of condensate per day. Future plans foresee development through tie-in to nearby existing infrastructures.

TOTAL holds a working interest of 25% in the North El Hammad license, alongside operator ENI (37.5%) and BP (37.5%).

TOTAL and Indian Oil Form Joint Company in India to offer high-quality bitumen derivatives

On July 27, 2020, TOTAL announced the formation with Indian Oil Corporation, India’s largest refiner and marketer of petroleum products, of a 50/50 joint venture (JV) company that will manufacture and market high-quality bitumen derivatives and specialty products for the growing road-building industry in India.

The two companies have already an established business relationship in India, notably in LPG and fuel additives businesses.

The new JV will combine the R&D and marketing strengths of both Indian Oil and Total to manufacture and market innovative bitumen formulations and superior quality products such as polymer-modified bitumen, crumb rubber modified bitumen, bitumen emulsions and other specialty products. The JV plans to set up manufacturing units across the country with cost-effective logistics solutions, keeping innovation, safety and sustainability at the helm of its operations. The JV will also explore possibilities to cater to other South Asian markets.

The demand for aggregate material and manufactured material for the highway construction and rehabilitation sector in India is very high, especially for good-quality bitumen derivatives. The JV intends to offer high-spec products using sustainable technologies.

United Kingdom: TOTAL Sells the Lindsey Refinery

On July 27, 2020, TOTAL announced it signed an agreement to sell the Lindsey refinery and its associated logistic assets, as well as all of the related rights and obligations, to the Prax Group.

Located in Immingham (Lincolnshire) in England, the Lindsey refinery has an annual production capacity of 5.4 million tons. This acquisition will make Prax – an independent British group specialising in the trade and sale of oil products and in possession of a growing network of 150 service stations and numerous supply chain assets – more integrated and competitive in the United Kingdom and will secure its local supply.

The sale is expected to be finalized by the end of the year, once the conditions of the sale have been satisfied.

TOTAL announced the signing of Mozambique LNG project financing

On July 17, 2020, TOTAL announced the signing of a $14.9 billion senior debt financing agreement for Mozambique LNG. This project is the country’s first onshore LNG development. It includes the development of the Golfinho and Atum natural gas fields located in Offshore Area 1 concession and the construction of a two-train liquefaction plant with a total capacity of 13.1 million tons per annum.

Mozambique LNG represents a total expected post-FID investment of approximately $20 billion. The project financing amounts to $14.9 billion and includes direct and covered loans from 8 Export Credit Agencies (ECAs), 19 commercial bank facilities, and a loan from the African Development Bank.

Total E&P Mozambique Area 1 Limitada, a wholly owned subsidiary of TOTAL, operates Mozambique LNG with a 26.5% participating interest alongside ENH Rovuma Área Um, S.A. (15%), Mitsui E&P Mozambique Area1 Limited (20%), ONGC Videsh Rovuma Limited (10%), Beas Rovuma Energy Mozambique Limited (10%), BPRL Ventures Mozambique B.V. (10%), and PTTEP Mozambique Area 1 Limited (8.5%).

Results of the option to receive the final 2019 dividend in shares

The Shareholders’ Meeting of TOTAL, held on May 29, 2020, offered the option for shareholders to receive the final 2019 dividend of 0.68 euro per share in cash or in new shares of the Company.

The share price for the new shares issued in payment of the final 2019 dividend was set on May 29, 2020 at €28.80. This price is equal to 90% of the average opening prices of the shares on Euronext Paris for the twenty trading days preceding the Shareholders’ Meeting, reduced by the net amount of the final dividend, and rounded up to the nearest euro cent.

The period to exercise the option ran from July 1 to July 10, 2020 included. At the end of the option period, 62% of rights were exercised in favour of receiving the payment for the final 2019 dividend in shares. As a result, 38,063,688 new shares were issued, representing 1.46% of the Company’s share capital based on the share capital as of June 30, 2020.

The settlement and delivery of the new shares as well as their admission to trading on Euronext Paris occurred on July 16, 2020. The new shares carry immediate dividend rights and were fully assimilated with existing TOTAL shares.

The cash dividend to be paid to the shareholders who did not elect to receive the final 2019 dividend in shares amounts to €663 million and the date for the payment in cash was set for July 16, 2020.

Brazil: Production ramp-up on Iara with the start-up of the second Floating Production Storage and Offloading

On June 26, 2020, TOTAL and its partners announced the start-up of the Floating Production Storage and Offloading (FPSO) P-70 of the Iara cluster (Block BM-S-11A), located in the deepwater Santos Basin pre-salt offshore Brazil. With a productive capacity of up to 150,000 barrels of oil per day, this new unit doubles the overall production capacity of the Iara cluster – initiated in November 2019 on the Berbigão field with the FPSO P-68 – and is expected to produce the reserve of the Atapu field.

The BM-S-11A license comprises parts of the fields of Sururu, Berbigão and Atapu. TOTAL acquired a working interest of 22.5% in Block BM-S-11A on January 12, 2018 as part of the strategic alliance with Petrobras, becoming a partner alongside operator Petrobras (42.5%), Shell Brasil Petróleo Ltda. (25%) and Petrogal Brasil S.A. (10%).

Algeria: TOTAL and Sonatrach extend their partnership in liquefied natural gas

On June 25, 2020, TOTAL and Sonatrach signed an agreement to renew their partnership in the field of liquefied natural gas (LNG). This agreement notably allows the extension of the existing supply contracts for 3 additional years in order to provide an expected 2 million tons per year of Algerian LNG to the French market, primarily through an LNG terminal at Fos Cavaou. The agreement also includes the sub-charter of an LNG tanker of TOTAL by Sonatrach.

FORWARD-LOOKING STATEMENTS

This document may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on the beliefs and assumptions of the management of TOTAL and on the information currently available to such management. Forward-looking statements include information concerning forecasts, projections, anticipated synergies, and other information concerning possible or assumed future results of TOTAL, and are often, but not always, preceded by, followed by, or otherwise include the words “believes”, “expects”, “anticipates”, “intends”, “plans”, “targets”, “estimates” or similar expressions.

Forward-looking statements are not assurances of results or values. They involve risks, uncertainties and assumptions. TOTAL’s future results and share value may differ materially from those expressed in these forward-looking statements. Many of the factors that will determine these results and values are beyond TOTAL’s ability to control or predict. Except for its ongoing obligations to disclose material information as required by applicable securities laws, TOTAL does not have any intention or obligation to update forward-looking statements after the distribution of this document, even if new information, future events or other circumstances have made them incorrect or misleading.

You should understand that various factors could affect the future results of TOTAL and could cause results to differ materially from those expressed in such forward-looking statements, including:

•

material adverse changes in general economic conditions or in the markets served by TOTAL, including changes in the prices of oil, natural gas, refined products, petrochemical products and other chemicals;

•	changes in currency exchange rates and currency devaluations;
•	the success and the economic efficiency of oil and natural gas exploration, development and production programs, including without limitation, those that are not controlled and/or operated by TOTAL;
•	uncertainties about estimates of changes in proven and potential reserves and the capabilities of production facilities;
•	uncertainties about the ability to control unit costs in exploration, production, refining and marketing (including refining margins) and chemicals;
•	changes in the current capital expenditure plans of TOTAL;
•	the ability of TOTAL to realize anticipated cost savings, synergies and operating efficiencies;
•	the financial resources of competitors;
•	changes in laws and regulations, including tax and environmental laws and industrial safety regulations;
•	the quality of future opportunities that may be presented to or pursued by TOTAL;
•	the ability to generate cash flow or obtain financing to fund growth and the cost of such financing and liquidity conditions in the capital markets generally;
•	the ability to obtain governmental or regulatory approvals;
•	the ability to respond to challenges in international markets, including political or economic conditions, including international armed conflict, and trade and regulatory matters;
•	the ability to complete and integrate appropriate acquisitions, strategic alliances and joint ventures;
•

changes in the political environment that adversely affect exploration, production licenses and contractual rights or impose minimum drilling obligations, price controls, nationalization or expropriation, and regulation of refining and marketing, chemicals and power generating activities;

•	the possibility that other unpredictable events such as labor disputes or industrial accidents will adversely affect the business of TOTAL; and
•	the risk that TOTAL will inadequately hedge the price of crude oil or finished products.

For additional factors, you should read the information set forth under “Item 3. -3.2 Risk Factors”, “Item 4. Information on the Company”, “Item 5. Operating and Financial Review and Prospects” and “Item 11. Quantitative and Qualitative Disclosures about Market Risk” in TOTAL’s Form 20-F/A for the year ended December 31, 2019.